SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                               Aphton Corporation
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   03759P-10-1
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1                                             Page 2 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            6,969,350 shares of Common Stock (See Item 4)
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                6,969,350 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,969,350 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [X]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1                                             Page 3 of 6

Item 1(a).     Name of Issuer:

               Aphton Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8 Penn Center, 1628 JFK Boulevard
               Suite 2300
               Philadelphia, PA 19103

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Amendment No. 1 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

               03759P-10-1

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:
                    -------------------------
                    6,969,350 shares of Common Stock*

               (b)  Percent of class:
                    ----------------

                    Based on 67,056,428 shares of Common Stock outstanding as of December 13, 2005 and 3,342,000 shares of Common Stock issuable upon the conversion of Series A-1 Convertible Preferred Stock held by the
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                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1                                             Page 4 of 6

                    Reporting Persons, the Reporting Persons hold approximately 9.9%* of the issued and outstanding Common Stock of the Issuer.

               (c)  Number of shares to which such person has:
                    -----------------------------------------

                    (i)   Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 6,969,350 shares of Common Stock*

                    (iii) Sole power to dispose or to direct the disposition of:
                          0

                    (iv) Shared power to dispose of or direct the disposition of: 6,969,350 shares of Common Stock*

                    *The Reporting Persons beneficially own an aggregate of 6,969,350 shares of Common Stock. The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark. The Common Stock reported in this Amendment No. 1 to Schedule 13G includes 3,342,000 shares of Common Stock issuable upon the conversion of shares of Series A-1 Convertible Preferred Stock held by the Reporting Persons. The shares of Common Stock reported in this Amendment No. 1 to Schedule 13G do not include certain other shares of Common Stock issuable upon the conversion of Series A-1 Convertible Preferred Stock held by the Reporting Persons. Such shares of Series A-1 Convertible Preferred Stock held by the Reporting Persons are subject to conversion caps that preclude the holder thereof from utilizing its conversion rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in excess of 9.9% of the Common Stock, giving effect to such exercise. The shares of Common Stock reported in this Amendment No. 1 to
                    Schedule 13G do not include certain shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons. Such warrants held by the Reporting Persons are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 4.9% of the Common Stock, giving effect to such exercise.

                    All of the foregoing represents an aggregate of 6,969,350 shares of Common Stock held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

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                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1                                             Page 5 of 6


Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1                                             Page 6 of 6


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 03759P-10-1

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT



     In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 6,969,350 shares of Common Stock of Aphton Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2006.



                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark